Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2009 JUL -7 A 10:24

1 July 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

09046465

Dennis Leong
Company Secretary

dw 7/8

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,300
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	8,300 @ $32.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 June 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	329,842,138	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	51,684,067	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 June 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	6,500 @ $32.26 1,000 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	329,849,638	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	51,672,172	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 June 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

MACQUARIE

Macquarie Group Limited
ABN 94 122 169 279

Lodgement of a Proxy Form:

In Person:
Share Registry
Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
Sydney NSW 2000 Australia

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001 Australia

By Fax:
Computershare Investor Services Pty Limited
1800 783 447 (within Australia)
+61 3 9473 2555 (outside Australia)

Proxies can be lodged online via the following webpage:
www.investorvote.com.au

or at the Registered Office in Sydney

For all enquiries call:

1300 554 096 (within Australia)
+61 3 9415 4137 (outside Australia)

Proxy Form

Proxies can be lodged via the following webpage
www.investorvote.com.au

To use this online facility you will need to enter the Control Number, your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on this Proxy Form. You will be taken to have signed your proxy if you lodge it in accordance with the instructions on the website. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority.

Your secure access information is:

Control Number:

SRN/HIN:

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Your proxy must be received by 10.30 am on Monday, 27 July 2009

How to vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of a Proxy

If the Chairman of the Meeting is your proxy and you do not direct your proxy how to vote on Item 4, you must mark the box under the heading **"Important for Item 4"** or the Chairman of the Meeting will not be able to vote your proxy on that item. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 2 to 4.

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes opposite each item of business. The sum of the votes cast must not exceed your total number of shares or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of shares for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both proxyholders' names and the percentage of votes or number of shares in Step 1 and Step 2 overleaf. If you wish to give your second proxy different voting instructions, an additional Proxy Form may be obtained by telephoning the Share Registry or you may copy this form.

A proxy need not be a shareholder of the Company.

Signing instructions for postal forms

Individual: Where the holding is in one name, the shareholder must sign.
Joint Holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate shareholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE
or turn over to complete the form →

025890 - V7

☐ **Change of address.** If your address is incorrect, mark this box and make the correction in the space to the left. Shareholders sponsored by a broker (reference number commences with 'X') should advise their broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a proxy to vote on your behalf

I/We being a member/s of Macquarie Group Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Macquarie Group Limited to be held at The Westin Sydney, No. 1 Martin Place, Sydney NSW on Wednesday, 29 July 2009 at 10.30 am and at any adjournment of that meeting.

Important for Item 4: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Item 4 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4.

☐ I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxyholder, would be disregarded because of that interest.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
2	To adopt the Remuneration Report of Macquarie for the year ended 31 March 2009	☐	☐	☐
3	Re-election of Mr HK McCann as a Voting Director	☐	☐	☐
4	Approval of the Issue of Shares on 8 May 2009	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of Items 2 to 4.

Appointing a second proxy

I/We wish to appoint a second proxy ____________________ **AND** **State the percentage of your voting rights or the number of shares for this proxy** ______ % **OR** ____________

Name of second proxyholder

SIGN Signature of Shareholder(s)

This section must be completed.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact name ____________________ **Contact daytime telephone** ____________________ **Date** ___/___/___

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,118
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,100 @ $32.26 2,627 @ $26.60 27,391 @ $33.49
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2,100 Shares issued on exercise of employee options 2,627 further shares were issued pursuant to the Macquarie Group Share Purchase Plan (following an audit of the SPP acceptances) 27,391 Shares were issued pursuant to the Macquarie Group Employee Staff Share Acquisition Plan ("MGSSAP")
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 June 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	329,881,756	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	51,670,072	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 June 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,892
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,724 @ $32.39 3,168 @ $32.75 3,000 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 June 2009

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
329,893,648	Fully Paid Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
51,656,604	Options over Ordinary Shares at various exercise prices
1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 June 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

29 June 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 26 June 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.005%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 26 June 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	16 June 2009 re Macquarie Wrap Cash Account ("MWCA") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 June 2009 & 23 June 2009.
No. of securities held prior to change	42,147.51 MWCA units.
Class	MWCA units.
Number acquired	5,825.14 MWCA units.
Number disposed	873.77 MWCA units.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per MWCA unit.
No. of securities held after change	47,098.88 MWCA units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	MWCA units acquired as a result of an income distribution. MWCA units disposed of as a result of tax on income distribution.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/152450_1

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

29 June 2009

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,668
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	7,700 @ $32.75 10,000 @ $33.11 1,800 @ $34.60 4,168 @ $35.28
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	329,917,316	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	51,270,226	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 June 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

Notice of Annual General Meeting

MACQUARIE GROUP LIMITED
ACN 122 169 279

MACQUARIE

10.30 am on 29 July 2009

Grand Ballroom
Lower Level, The Westin Sydney
No.1 Martin Place
Sydney, New South Wales

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

17 June 2009

Dear Shareholder

Please find enclosed notice of the 2009 Annual General Meeting of Macquarie Group Limited ("Macquarie") which will be held in the Grand Ballroom, Lower Level, The Westin Sydney, No.1 Martin Place, Sydney, New South Wales on Wednesday, 29 July 2009. The meeting is scheduled to commence at 10.30 am and will also be webcast live on Macquarie's website at www.macquarie.com.au

The Managing Director and Chief Executive Officer, Nicholas Moore, will comment briefly on the performance of the Macquarie Group during the year to 31 March 2009 at the meeting and you are also referred to the comments in Macquarie's 2009 Shareholder Review and 2009 Annual Report, available on Macquarie's website at www.macquarie.com.au/au/about_macquarie/investor_information/annual_reports.htm for further information.

The meeting will cover the ordinary business transacted annually and the ratification of the issue of Macquarie ordinary shares under a capital raising conducted in May 2009.

If you are unable to attend the meeting, please appoint a proxy to attend and vote on your behalf, either online using the share registry's website: www.investorvote.com.au or using the enclosed proxy form.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form to facilitate your registration which will commence at 9:30 am. I look forward to seeing you then.

Yours faithfully

H Kevin McCann
Acting Chairman

Notice of Meeting

Notice is hereby given that the 2009 Annual General Meeting of Macquarie Group Limited (ACN 122 169 279) ("Macquarie") will be held in the Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Wednesday, 29 July 2009, at 10.30 am. Registration will open at 9.30 am.

Ordinary Business

1 Financial Statements

To consider and receive the Financial Report, the Directors' Report and the Auditor's Report of Macquarie for the year ended 31 March 2009.

2 Remuneration Report

To consider and, if thought fit, to pass the following as an ordinary resolution:

To adopt the Remuneration Report of Macquarie for the year ended 31 March 2009.

3 Re-election of Mr HK McCann as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr HK McCann be re-elected as a Voting Director of Macquarie.

Special Business

4 Approval of the Issue of Shares on 8 May 2009

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the issue of 20,000,000 ordinary shares in Macquarie at $27.00 per share under an institutional private placement on 8 May 2009 (the terms and conditions of which are described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting), is ratified for all purposes including for ASX Listing Rule 7.4.

Voting Exclusion Statement

In accordance with ASX Listing Rule 14.11, Macquarie will disregard any votes cast on Item 4 by any person who participated in the issue and any associate of those persons. However, Macquarie need not disregard a vote if:

a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ASX has granted a waiver allowing Macquarie to limit the application of ASX Listing Rule 14.11 to trustees of trusts in relation to which a person who participated in the issue benefits, or is capable of benefiting (an "Excluded Person") (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of an Excluded Person), such that:

a) a trustee of a unit trust in which an Excluded Person holds less than 20 per cent of the trust units; or

b) a trustee of a fixed trust (other than a unit trust) in which an Excluded Person has a beneficial interest in less than 20 per cent of the trust assets,

is not excluded from voting on Item 4.

ASX has also granted a waiver allowing Macquarie to limit the application of ASX Listing Rule 14.11 such that unrelated nominees ("Nominees") who may hold securities for underlying beneficial holders ("Beneficiaries") may vote on Item 4, subject to the following conditions:

a) the Beneficiaries provide written confirmation to the Nominees that they did not participate in the issue of securities nor are they a person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities if the resolution is passed, nor any associate of those persons;

b) the Beneficiaries direct the Nominees to vote for or against the resolution; and

c) the Nominees cannot exercise discretion in casting a vote on behalf of the Beneficiaries.

By order of the Board

Dennis Leong
Company Secretary

Sydney, 17 June 2009

Notes

1 Proxies

If you cannot attend, you may appoint a proxy to attend and vote for you. If you are entitled to cast two or more votes, you may nominate two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. Fractions of votes will be disregarded. If no such number or proportion is specified, each proxy may exercise half your votes. A proxy form and a reply paid envelope have been included for shareholders with this Notice of Meeting. Proxy voting instructions are provided on the proxy form.

A proxy need not be a shareholder. Votes may be cast "For" or "Against" or you may "Abstain" from voting on a resolution. If you wish to direct a proxy how to vote on any resolution, place a mark (e.g. a cross) in the appropriate box on the proxy form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box. If you place a mark in the "Abstain" box, your votes will not be counted in computing the required majority on a poll.

2 Online Proxy Facility

You may also submit your proxy appointment online by visiting the webpage: www.investorvote.com.au

To use this online proxy facility, you will need to enter your Shareholder Reference Number ("SRN") or Holder Identification Number ("HIN"), postcode and Control Number, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must submit your proxy appointment through the facility by **no later than 10.30 am (Sydney time) on Monday, 27 July 2009.** A proxy cannot be appointed online if they are appointed under a power of attorney or similar authority. The online proxy facility may not be suitable for some shareholders who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you submit your proxy appointment using this facility.

3 Proxy Delivery

Proxies given by post, fax or delivery must be received by Macquarie's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 3001 (facsimile number within Australia 1800 783 447 or from outside Australia +613 9473 2555) or at Level 2, 60 Carrington Street, Sydney, NSW, 2000 or at Macquarie's registered office in Sydney, by **no later than 10.30 am (Sydney time) on Monday, 27 July 2009**. Any revocations of proxies (including online proxy appointments) must be received at one of these places before the commencement of the meeting, or at the registration desk at The Westin Sydney for the 2009 Annual General Meeting from 9.30 am on the day of the meeting and no later than the commencement of the meeting.

4 Power of Attorney

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by Macquarie's share registry, Computershare Investor Services Pty Limited, at the addresses or facsimile number in Note 3 above, or at Macquarie's registered office in Sydney, by **no later than 10.30 am (Sydney time) on Monday, 27 July 2009**, unless the power of attorney has been previously lodged with Macquarie's share registry for notation.

5 Corporate Representatives

If a corporate shareholder wishes to appoint a person to act as its representative at the meeting, that person should be provided with a letter or certificate authorising him or her as the company's representative (executed in accordance with the company's constitution) or with a copy of the resolution appointing the representative, certified by a secretary or director of the company. A form of appointment of corporate representative may be obtained from Macquarie's share registry.

6 Shareholders Eligible to Vote

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the holders of Macquarie's ordinary shares for the purposes of the meeting, will be those registered holders of Macquarie's ordinary shares at 7.00 pm (Sydney time) on Monday, 27 July 2009.

7 Voting at the Meeting

In light of the large number of proxy votes which have been received from shareholders at previous meetings, it is intended that voting on each of the proposed resolutions at this meeting will be conducted by poll, rather than on a show of hands.

8 Definitions

The terms **Voting Director** and **Executive Voting Director** have the meanings given in Macquarie's Constitution.

The Voting Directors as at the date of the Notice of Meeting are: David S Clarke, H Kevin McCann, Laurence G Cox, Peter M Kirby, Catherine B Livingstone, Nicholas W Moore, John R Niland, Helen M Nugent and Peter H Warne.

Explanatory Notes on Items of Business

1 Financial Statements

As required by section 317 of the Corporations Act 2001 (Cth) (the "Corporations Act"), the Financial Report, Directors' Report and Auditor's Report of Macquarie and its subsidiaries ("Group") for the most recent financial year will be laid before the meeting.

Shareholders will be provided with the opportunity to ask questions about the reports or about the Group generally but there will be no formal resolution put to the meeting.

The reports are available on Macquarie's website at www.macquarie.com.au/au/about_macquarie/investor_information/annual_reports.htm

2 Remuneration Report

As required by section 250R(2) of the Corporations Act, a resolution that Macquarie's Remuneration Report be adopted must be put to the vote. Section 250R(3) of the Corporations Act provides that the vote on the resolution is advisory only and does not bind the Voting Directors or Macquarie.

The Remuneration Report is contained within the Directors' Report in Macquarie's 2009 Annual Report on pages 61 to 120. The Remuneration Report includes an Executive Summary on pages 62-63, which is reproduced on page 7.

Subsequent to the release of the Remuneration Report, the Federal Government released on 5 May 2009 proposed legislation concerning executive termination benefits and announced on 12 May 2009 proposed changes to the taxation of employee share schemes as part of the Federal Budget ("Proposed Legislative Changes"). Macquarie notes that until legislation passes both Houses of Parliament and is enacted, uncertainty will remain as to the specifics of that legislation. Until the situation is clarified, Macquarie may not be able to implement the remuneration arrangements as proposed or may have to modify its existing arrangements. For this reason, Macquarie is not submitting its proposed remuneration arrangements to shareholders for approval at this annual general meeting ("AGM"). Macquarie will continue to assess the impact of the Proposed Legislative Changes as further details emerge.

Once the final legislation is enacted, Macquarie will make a determination of its impact on the proposed remuneration arrangements and a decision will be made at that time as to whether any modification of the arrangements is required and whether to proceed with seeking shareholder approval of the proposed changes.

In the meantime, interim remuneration arrangements will remain in place, pending finalisation of the proposed remuneration arrangements:

- 2009 retained profit share for Executive Directors, equivalent to the proposed retention level of 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each Executive Director's 2009 gross profit share allocation, will be held in cash;
- 2009 retained profit share amounts for other staff will remain in cash;
- prior year retained amounts for Executive Directors will remain notionally invested in the Directors' Profit Share Plan; and
- the consideration of option grants to Executive Committee members will be deferred.

These arrangements will be subject to review as the position becomes clear.

Depending on the timing of the final legislation, shareholder approval could be sought at a special general meeting to be held later in 2009, the beginning of 2010, or if there is no certainty regarding the Proposed Legislative Changes until 2010, at Macquarie's 2010 AGM.

Executive Summary from the 2009 Remuneration Report (Pages 62-63 of 2009 Annual Report)

Macquarie's remuneration framework drives superior shareholder returns over the long-term by aligning the short and long-term interests of staff and shareholders, and by attracting and retaining high quality people. This approach, and its consistency over time, has contributed to Macquarie's growth in earnings, return on equity and resilience relative to peers in current market conditions.

Over previous years, this has led to strong shareholder returns. This year, the global financial crisis resulted in a disappointing deterioration in financial performance for shareholders. While Macquarie outperformed peers to report a profit for the year, overall performance declined on prior years. Overall at risk remuneration declined accordingly.

The Board considers that Macquarie's remuneration approach helped drive outperformance in a difficult period. Long-term profit performance, return on equity and total shareholder return compared favourably with peers during a period in which several international investment banks and global financial institutions failed or reported significant losses.

The global financial crisis has resulted in remuneration practices, particularly in the financial services industry, coming under closer scrutiny from governance groups, regulators, governments, politicians and the broader community. Macquarie's existing remuneration practices measure up well against the changes generally recommended by these groups. Nonetheless, Macquarie proposes to adapt its remuneration approach consistent with emerging global trends.

In March, the Board announced changes to Macquarie's remuneration arrangements, subject to shareholder approval at the AGM. The proposed changes reflect global remuneration and regulatory trends. The changes are also consistent with Macquarie's longstanding approach where staff profit share is linked to profitability and factors including contribution to profit, use of capital, funding and risk. The proposals expand on changes to remuneration introduced in 2008. Those changes included an increase in the portion of performance-based profit share deferred and allocated as equity for Executive Committee members, including the Managing Director and Chief Executive Officer.

Specifically, the Board proposes:

- profit share paid out in cash reduces while the percentage of retained profit share increases;
- for Executive Directors, retained profit share is fully invested in a combination of Macquarie fully paid ordinary shares (Macquarie ordinary shares) and Macquarie-managed fund equity;
- the vesting and payout schedule for retained profit share changes;
- a departing Executive Director's unvested retained profit share is only paid out in the case of genuine retirement and is subject to forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out is lengthened;
- transitional arrangements align the old and new schemes;
- for other staff, retained profit share is delivered in Macquarie ordinary shares. There are no changes to the vesting or retention arrangements for these staff; and
- overall, new options granted are substantially reduced.

The foundation of Macquarie's remuneration structure will continue to emphasise performance-based remuneration, with an appropriate balance between short and longer-term incentives as well as risks. The proposed changes place an even greater emphasis on longer-term incentives. If adopted, the changes enhance the alignment of staff and shareholders' interests and Macquarie's ability to attract and retain high quality staff.

Explanatory Notes on Items of Business continued

Fixed remuneration, in the form of base salary, is low relative to senior roles in other Australian corporations. This is still considered appropriate, encouraging executives to take a more performance-oriented approach. In 2009, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, only 13 per cent of total remuneration. This is higher than the proportion in 2008 due to lower profit share allocation. The remaining 87 per cent of their remuneration was entirely at risk.

Performance-based remuneration is truly variable. Performance-based profit share is allocated to businesses and, in turn, to individuals based on performance. Performance is primarily assessed as relative contribution to profits while taking into account capital usage and risk management. This results in businesses and individuals being motivated to increase earnings and use shareholder funds efficiently. In addition, other qualitative measures are used in assessing individual performance, such as: how business is done; risk management; governance and compliance; long-term sustainability; people leadership and adherence to Macquarie's Goals and Values. Staff are motivated to work co-operatively given their profit share will reflect Macquarie's overall performance, the relative performance of their business and their individual contribution.

The Board and management seek to ensure remuneration for staff in prudential roles (including the Chief Risk Officer) preserves the independence of the function and maintains Macquarie's robust risk management framework.

Outcomes of using net profit after tax ("NPAT") and return on equity ("ROE") as drivers of performance are that:

- for a given level of NPAT, other things being equal, total profit share is less if more capital is used to generate it; and
- for a given level of capital employed, total profit share rises or falls with NPAT. Macquarie's total profit share pool increases with performance and no maximum ceiling is imposed. This aligns staff and shareholders' interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Profit share is delivered in ways that encourage a longer-term perspective, alignment with shareholders' longer-term interests and staff retention. In turn, this encourages staff to maximise profit without exposing Macquarie to risk or behaviours that jeopardise long-term profitability or reputation.

Currently, the Managing Director and Chief Executive Officer and other Executive Committee Members have 20 per cent of each annual profit share allocation retained for 10 years, subject to vesting and forfeiture conditions. It is notionally invested in an investment portfolio of Macquarie-managed fund equity. An additional 20 per cent (35 per cent for the Managing Director and Chief Executive Officer) of profit share is invested in Macquarie ordinary shares and retained for three years. All Executive Directors are required to hold the deemed after-tax equivalent of 10 per cent of their profit share over the last five years, or ten years in the case of Executive Committee members, in Macquarie ordinary shares (for Executive Committee members this is satisfied by the shares held under the Executive Committee Share Plan).

Under the proposed changes, 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each Executive Director's annual gross profit share allocation will be withheld and will vest from years three to seven, subject to restrictions. Retained amounts will be fully invested in a combination of Macquarie ordinary shares and Macquarie-managed fund equity to reflect an individual executive's responsibilities and to strengthen alignment with Macquarie and Fund securityholders' interests.

Options grants will be substantially reduced going forward. The Board considers retaining profit share and investing it in Macquarie ordinary shares to be the most effective way to deliver equity to staff in the current environment.

Executive Committee members are the only staff receiving options in 2009 and in the future. This addresses the issue of option dilution which has previously concerned some investors. Executive Committee options will continue to vest in three tranches after two, three and four years and may only be exercised if a challenging performance hurdle is met. The performance hurdle has required Macquarie's three year average return on ordinary equity to be above the 65th percentile of that measure for those companies in the S&P/ASX Index.

Macquarie prohibits staff from hedging:

- unvested options;
- shares held to meet the minimum shareholding requirement; and
- shares held in the Executive Committee Share Acquisition Plan.

Hedging unvested retained profit share delivered in Macquarie ordinary shares will also be forbidden.

Executives are required to conduct trading in Macquarie ordinary shares only during designated trading windows.

Currently **on leaving Macquarie**, Executive Directors may receive their vested retained profit share (assuming there are no disqualifying events). Subject to regional variations, they may be entitled to other contractual or statutory payments, including notice, accrued service related benefits and/or pension or superannuation benefits. They may also exercise vested options for up to six months after termination. There are no other contractual termination entitlements.

In future, departing Executive Directors' unvested retained profit share will only be paid out in the case of genuine retirement, subject to forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out will lengthen. The payment of the last two years of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to acts that lead to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

The remuneration approach is managed via **strong governance structures and processes.** Conflicts of interest are managed proactively and assiduously. The Board Remuneration Committee makes recommendations to the Non-Executive Directors of the Board on key decisions that have not been delegated to the Board Remuneration Committee.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and reflect the time commitment and responsibilities involved within the shareholder approved aggregate limit.

The overall approach to remuneration has contributed to strong shareholder returns over time.

Noting that each Voting Director has a personal interest in their own remuneration from Macquarie, as described in the Remuneration Report, the Board unanimously recommends that shareholders vote in favour of adopting the Remuneration Report.

Explanatory Notes on Items of Business continued

3 Re-election of Mr HK McCann as a Voting Director

Under Macquarie's Constitution, one Voting Director must retire at this meeting. Further, consistent with the intention of the restructure of Macquarie Bank Limited ("Macquarie Bank") in November 2007 to maintain the Group's business model, culture, senior management and business approach, the Board has resolved to adopt the Macquarie Bank Board Voting Director retirement rotation schedule.

Executive Voting Director, Mr Laurie Cox, has advised the Board that he will retire at this AGM and does not intend to stand for re-election to the Board and that he will also stand down as an Executive Director at the same time. Laurie joined the Macquarie Bank Board as a Non-Executive Director and Joint Chairman of Macquarie Corporate Finance in January 1996. He became an Executive Director in March 2004. His long experience in the securities and investment banking industries has led to a valuable contribution to Macquarie over the past 13 years.

Voting Director, Mr H Kevin McCann, also retires by rotation and offers himself for re-election.

Mr H Kevin McCann, AM, BA LLB (Hons)(Syd), LLM (Harv), FAICD
Independent Voting Director since August 2007
Voting Director of Macquarie Bank since December 1996
Lead Independent Voting Director
Chairman of the Board Corporate Governance Committee
Member of the Board Audit and Compliance Committee
Member of the Board Risk Committee

During Mr Clarke's leave of absence due to illness, Mr McCann has been the Acting Chairman of Macquarie and Macquarie Bank, the Acting Chairman of the Board Nominating Committee and an Acting Member of the Board Remuneration Committee since 28 November 2008.

Mr McCann is currently Chairman of Origin Energy Limited and the Sydney Harbour Federation Trust, and a director of BlueScope Steel Limited. He is a former Chairman of Healthscope Limited.

His community activities include membership of the Takeovers Panel and the Council of the National Library of Australia. He is also Chairman of the Corporate Governance Committee of the Australian Institute of Company Directors and a New South Wales Councillor.

Mr McCann brings over 30 years of legal experience and considerable experience as a non-executive director of successful Australian companies to the Board. He is a former Partner of Allens Arthur Robinson, a leading firm of Australian lawyers. He was Chairman of the firm from 1995 to 2004.

He practiced as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions.

The Board unanimously recommends that shareholders vote in favour of Mr McCann's re-election.

4 Approval of the Issue of Shares on 8 May 2009

4.1 General

On 8 May 2009, Macquarie completed a placement of 20,000,000 ordinary shares ("Placement Shares") or approximately seven per cent of then issued ordinary shares, at A$27.00 per share to raise A$540 million of new capital.

ASX Listing Rule 7.1 imposes a limit on the number of equity securities (including ordinary shares) that Macquarie can issue or agree to issue without shareholder approval. Generally, a company may not, without shareholder approval, issue in any 12 month period, more than 15 per cent of the number of shares on issue 12 months before the date of the issue.

ASX Listing Rule 7.4 provides that an issue by a company of shares made without shareholder approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purposes of ASX Listing Rule 7.1, if the issue did not breach ASX Listing Rule 7.1 when made and the company's shareholders subsequently approve it. Macquarie confirms that the issue of the Placement Shares did not breach ASX Listing Rule 7.1.

Macquarie has decided to seek shareholder approval under ASX Listing Rule 7.4 for the issue of the Placement Shares.

On 5 June 2009, Macquarie allotted 25.2 million ordinary shares at A$26.60 to eligible Macquarie shareholders who participated in the Share Purchase Plan conducted following the placement described above. Under the ASX Listing Rules, these shares are not included in the limit on new share issues under ASX Listing Rule 7.1. Accordingly, shareholder approval is not required for the issue of the Share Purchase Plan shares.

4.2 Why are we seeking shareholder approval?

The requirement to obtain shareholder approval for any future issue of equity securities, before the issue, could limit Macquarie's ability to take advantage of current and future market opportunities that may arise.

If shareholder approval is obtained for the issue of the Placement Shares, Macquarie will have the flexibility to issue further securities under the annual 15 per cent placement capacity as set out in ASX Listing Rule 7.1 without seeking shareholder approval.

Notwithstanding an approval by shareholders of the proposed resolution in Item 4, any future equity raisings would remain subject to the 15 per cent limit set out in ASX Listing Rule 7.1 but the Placement Shares would not reduce the number of shares that can be issued without shareholder approval.

4.3 Information required by ASX Listing Rule 7.5

ASX Listing Rule 7.5 requires that the following information in relation to the Placement Shares be provided to holders of ordinary securities when seeking an approval for the purposes of ASX Listing Rule 7.4:

a) The total number of Placement Shares allotted was 20,000,000 ordinary shares.
b) The Placement Shares were issued at a price of A$27.00 per share.
c) The Placement Shares rank pari passu with the existing ordinary shares then on issue.
d) The Placement Shares were allotted to certain institutional investors following a book build.
e) The funds raised will be used to enhance Macquarie's strong capital position and provide flexibility to continue to take advantage of current and future market opportunities.

The Board unanimously recommends that shareholders vote in favour of this resolution.

Investor Information

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie shareholding are invited to contact the share registry:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4000
Freecall: 1300 554 096
Facsimile: +61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

All other enquiries relating to your Macquarie securities can be directed to:

Investor Relations
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

Website

The Macquarie Group Limited Annual Report and the Shareholder Review can be accessed on our website at: www.macquarie.com.au/au/about_macquarie/investor_information/annual_reports.htm